EXHIBIT 99.6
Media release

Rio Tinto Statement on Joint Standing Committee on Northern Australia Report

17 October 2021

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto welcomes the final report of the Joint Standing Committee on Northern Australia following its inquiry into the destruction of rock shelters at Juukan Gorge on the land of the Puutu Kunti Kurrama and Pinikura people (PKKP) in the Pilbara region of Western Australia.

Rio Tinto Chief Executive Jakob Stausholm said “We have been working hard to rebuild trust and meaningful relationships with the PKKP people and other Traditional Owners. Rio Tinto is absolutely committed to listening, learning and showing greater care, and this remains a top priority.

“We know this will take time and there will be challenges ahead, but we are focused on improving our engagement with Indigenous Peoples and our host communities to better understand their priorities and concerns, minimise our impacts, and responsibly manage Indigenous cultural heritage in and around our operations.”

Following Rio Tinto’s Board Review of Cultural Heritage Management in August 2020, the company has introduced several changes to ensure heritage sites of exceptional significance, like the Juukan Gorge rock shelters, are protected and preserved.

Rio Tinto has also worked to address the recommendations made in the Committee’s interim report in December 2020 that weren’t addressed in the Board’s recommendations.

A comprehensive summary of the actions taken to strengthen heritage protection, restore trust with Traditional Owners, and drive cultural change within the business was outlined in last month’s Communities and Social Performance (CSP) Commitment Disclosure Interim Report.

The work being undertaken by Rio Tinto includes:

•Working closely with the PKKP on the ongoing remediation of the Juukan Gorge rock shelters.
•Undertaking a detailed review to ensure there are no other sites of exceptional cultural significance within the company’s existing mine plans. To date, Rio Tinto has reviewed 2,205 heritage sites.
•Commencing agreement modernisation discussions with ten Pilbara Traditional Owner groups and their representatives;
•Committing to work with Traditional Owner groups to co-design and implement leading practice cultural heritage management;

•Progressing the establishment of an Australian Advisory Group to inform policies and positions important to Indigenous Australians and the business;
•Building social performance capacity, capability and governance across the company. Across 60 sites in 35 countries, Rio Tinto now has more than 300 professionals working in Communities and Social Performance, up 20 per cent on last year.

As well as its overhaul of cultural heritage management and work to rebuild relationships with Traditional Owners, Rio Tinto is working to drive cultural change at every level of the business.

This includes important steps to grow Indigenous leadership, with $50 million invested to retain, attract and grow Indigenous professionals and leaders in Rio Tinto’s Australian business.

In Australia, all frontline Rio Tinto staff are undertaking cultural awareness training, with face-to-face training or e-learning with Indigenous Australians.

Rio Tinto Chief Executive, Australia, Kellie Parker said “Our determination not to repeat the events leading up to the destruction of the Juukan Gorge rock shelters is ingrained in everything we do.

“Significant changes have been made at all levels of our business and this is continuing. While we are confident we have put in place the right foundations for a better future, we know we will be judged by our actions and we are determined to get it right. The important work of the Committee has helped reinforce our priorities as we work to rebuild trust.

“We will continue to work in close consultation with Traditional Owners to better understand and protect their cultural heritage and ensure future mining activity is done in the right way, to create meaningful social and economic benefits.

“We thank the PKKP people and Traditional Owners everywhere for their engagement as we continue this vital work.”

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